Exhibit (a)(1)(P)

April 10, 2007

Mr. Kim D. Blickenstaff

Chief Executive Officer

Biosite Incorporated

9975 Summers Ridge Road

San Diego, CA 92121

Dear Kim:

I am disappointed that the Board of Directors of Biosite Incorporated (“Biosite’) has made a determination that the letter provided by Inverness Medical Innovations, Inc. (“Inverness”) to Biosite on April 4, 2007 constitutes an “Acquisition Proposal” reasonably likely to lead to a “Superior Proposal” (as such terms are defined in the Agreement and Plan of Merger dated as of March 24, 2007 (the “Merger Agreement”), among Beckman Coulter, Inc. (“Beckman”), Louisiana Acquisition Sub, Inc., and Biosite). Capitalized terms used and not otherwise defined in this letter shall have the meanings ascribed to such terms in the Merger Agreement.

Given our confidence that Inverness is not able to offer a competing transaction that is superior to the Merger Agreement, we would strongly prefer that the discussions between Biosite and Inverness be concluded as quickly as possible. We believe that this will allow Biosite’s stockholders adequate time in advance of the expiration of Beckman’s tender offer to reach the same conclusion and tender into Beckman’s offer.

To that end, without waiving Beckman’s other rights under the Merger Agreement (including, without limitation, Beckman’s right to claim that the Inverness letter constituted neither an “Acquisition Proposal” nor something that would reasonably be likely to lead to a “Superior Proposal”), I am writing this letter on behalf of Beckman to waive, in this instance, the 48 hour notice period under Section 5.2 of the Merger Agreement that Biosite is required to provide Beckman prior to engaging or participating in discussions or negotiations with, or furnishing any information to, Inverness or any of its Representatives or financing sources.

Sincerely,

/s/ Scott Garrett

Scott Garrett

President and Chief Executive Officer

Beckman Coulter, Inc.

Beckman Coulter, Inc. Scott T. Garrett President and Chief Executive Officer	Corporate Headquarters 4300 N. Harbor Boulevard P.O. Box 3100 Fullerton, CA 92834-3100	Telephone: (714) 773-3583 Facsimile: (714) 773-8543 E-mail: stgarrett@beckman.com